UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2007
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                                        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                        No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EX-99.2 PRESS RELEASE DATED SEPTEMBER 24, 2007

We, LDK Solar Co., Ltd. (NYSE: LDK), have signed contracts to supply multicrystalline solar wafers and to purchase polysilicon production equipment from Sunways AG.
Under the terms of the wafer supply contract, we will deliver approximately 1 GW of multicrystalline solar wafers to Sunways over a ten-year period starting in 2008. Under terms of the equipment purchase agreement, we will purchase two readily available Siemens technology-based reactors and related plant equipment from Sunways. In addition, Sunways AG will provide support services to us during the facility construction and the ramp up of polysilicon production.

EXHIBITS

Exhibit
Number		Page
Exhibit 99.2	Press Release dated September 24, 2007	6

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: September 24, 2007